Issuer Free Writing Prospectus filed pursuant to Rule 433

Supplementing the Preliminary Prospectus Supplement dated September 27, 2017

Registration Statement 333-214092

September 27, 2017

EQT CORPORATION

$3,000,000,000

$500,000,000 Floating Rate Notes due 2020

$500,000,000 2.500% Senior Notes due 2020

$750,000,000 3.000% Senior Notes due 2022

$1,250,000,000 3.900% Senior Notes due 2027

Final Term Sheet

September 27, 2017

The information in this final term sheet should be read together with the preliminary prospectus supplement dated September 27, 2017 relating to this offering (the “Preliminary Prospectus Supplement”) and the base prospectus dated October 14, 2016 (the “Base Prospectus”), including the documents incorporated by reference therein. The information in this final term sheet supplements the Preliminary Prospectus Supplement and updates and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Preliminary Prospectus Supplement.

2.500% Senior Notes due 2020

3.000% Senior Notes due 2022

3.900% Senior Notes due 2027

Issuer:	EQT Corporation

Offering Format:	SEC Registered

Principal Amounts:	$500,000,000 2.500% Senior Notes due 2020 (the “2020 Notes”) $750,000,000 3.000% Senior Notes due 2022 (the “2022 Notes”) $1,250,000,000 3.900% Senior Notes due 2027 (the “2027 Notes”)

Maturity Date:	October 1, 2020 for the 2020 Notes October 1, 2022 for the 2022 Notes October 1, 2027 for the 2027 Notes

Coupon (Interest Rate):	2.500% for the 2020 Notes 3.000% for the 2022 Notes 3.900% for the 2027 Notes

Benchmark U.S. Treasury:	1.375% due September 15, 2020 for the 2020 Notes 1.625% due August 31, 2022 for the 2022 Notes 2.250% due August 15, 2027 for the 2027 Notes

Benchmark U.S. Treasury Price and Yield:	99-11; 1.603% for the 2020 Notes 98-21¾; 1.907% for the 2022 Notes 99-15; 2.310% for the 2027 Notes

Spread to Benchmark U.S. Treasury:	+90 basis points for the 2020 Notes +115 basis points for the 2022 Notes +160 basis points for the 2027 Notes

Yield to Maturity:	2.503% for the 2020 Notes 3.057% for the 2022 Notes 3.910% for the 2027 Notes

Price to Public:	99.992% for the 2020 Notes 99.738% for the 2022 Notes 99.918% for the 2027 Notes

Interest Payment Dates:	Semi-annually on April 1 and on October 1, commencing on April 1, 2018

Record Dates:	March 15 and September 15

Special Mandatory Redemption Provision:

If (x) the consummation of the Rice Merger does not occur on or before May 19, 2018 or (y) EQT notifies the Trustee that EQT will not pursue the consummation of the Rice Merger, EQT will be required to redeem the 2020 Notes, the Floating Rate Notes and the 2027 Notes (but not the 2022 Notes) then outstanding at a redemption price equal to 101% of the principal amount of the notes to be redeemed plus accrued and unpaid interest to, but excluding, the Special Mandatory Redemption Date. See “Description of Notes—Special Mandatory Redemption” in the Preliminary Prospectus Supplement.

The 2022 Notes will not be subject to this Special Mandatory Redemption provision.

Make Whole Redemption Provision:

At any time prior to September 1, 2020 at a discount rate of U.S. Treasury plus 15 basis points for the 2020 Notes

At any time prior to September 1, 2022 at a discount rate of U.S. Treasury plus 20 basis points for the 2022 Notes

At any time prior to July 1, 2027 at a discount rate of U.S. Treasury plus 25 basis points for the 2027 Notes

Par Redemption Provision:

At any time on or after September 1, 2020 (one month prior to the maturity date of the 2020 Notes) for the 2020 Notes

At any time on or after September 1, 2022 (one month prior to the maturity date of the 2022 Notes) for the 2022 Notes

At any time on or after July 1, 2027 (three months prior to the maturity date of the 2027 Notes) for the 2027 Notes

Trade Date:	September 27, 2017

Settlement Date:

October 4, 2017 (T+5)

Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or the next two business days will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade notes on the date of pricing or the next two business days should consult their own advisors.

Use of Proceeds:

EQT expects to use the net proceeds from the sale of the notes, together with cash on hand and borrowings under EQT’s revolving credit facility, to fund the cash consideration payable by us for the Rice Merger, to pay expenses related to the Rice Merger and the other transactions contemplated by the Rice Merger Agreement (including the Rice Refinancings) and for general corporate purposes (which may include redeeming or repaying at maturity all or a portion of EQT’s senior notes and medium term notes due in 2018).

If the Special Mandatory Redemption provision is triggered, EQT will be required to redeem the 2020 Notes, the Floating Rate Notes and the 2027 Notes (but not the 2022 Notes) then outstanding at a redemption price equal to 101% of the principal amount of the notes to be redeemed plus accrued and unpaid interest to, but excluding, the Special Mandatory Redemption Date. In the event the Special Mandatory Redemption provision is triggered, EQT will not be required to redeem the 2022 Notes.

Ratings*:	Baa3/BBB/BBB- (stable/negative/stable) (Moody’s/S&P/Fitch)

CUSIP/ISIN:	26884L AC3 / US26884LAC37 for the 2020 Notes 26884L AE9 / US26884LAE92 for the 2022 Notes 26884L AF6 / US26884LAF67 for the 2027 Notes

Joint Book-Running Managers:

Citigroup Global Markets Inc.

Deutsche Bank Securities Inc.

Merrill Lynch, Pierce, Fenner & Smith

                      Incorporated

Wells Fargo Securities, LLC

Credit Suisse Securities (USA) LLC

Goldman Sachs & Co. LLC

J.P. Morgan Securities LLC

MUFG Securities Americas Inc.

PNC Capital Markets LLC

RBC Capital Markets, LLC

Senior Co-Managers:	BNP Paribas Securities Corp. Scotia Capital (USA) Inc. U.S. Bancorp Investments, Inc.

Co-Managers:	BNY Mellon Capital Markets, LLC CIBC World Markets Corp. The Huntington Investment Company

*Note:  A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Floating Rate Notes due 2020

Issuer:	EQT Corporation

Offering Format:	SEC Registered

Principal Amount:	$500,000,000 Floating Rate Notes due 2020 (the “Floating Rate Notes”)

Maturity Date:	October 1, 2020

Coupon:	3-month LIBOR equivalent plus 77 bps, reset quarterly

Interest Rate Index:	3-month LIBOR equivalent

Interest Payment and Reset Dates:	Quarterly on January 1, April 1, July 1 and October 1 of each year, beginning on January 2, 2018 (the next succeeding business day after January 1, 2018)

Record Dates:	March 15, June 15, September 15 and December 15

Price to Public:	100.000% of principal amount

LIBOR Determination Date:	Quarterly, on second London business day prior to applicable Interest Payment Date, except that the initial LIBOR Determination Date will be October 2, 2017

Day Count Convention:	Actual/360

Special Mandatory Redemption Provision:	If (x) the consummation of the Rice Merger does not occur on or before May 19, 2018 or (y) EQT notifies the Trustee that EQT will not pursue the consummation of the Rice Merger, EQT will be required to redeem the 2020 Notes, the Floating Rate Notes and the 2027 Notes (but not the 2022 Notes) then outstanding at a redemption price equal to 101% of the principal amount of the notes to be redeemed plus accrued and unpaid interest to, but excluding, the Special Mandatory Redemption Date.

The 2022 Notes will not be subject to this Special Mandatory Redemption provision.

Optional Redemption:

The Issuer may elect to redeem all of the Floating Rate Notes beginning on the first business day after the date that is one year following the date of issuance of the Floating Rate Notes pursuant to this offering and at any time thereafter, upon 15 days’ notice, at a price equal to the principal amount of Floating Rate Notes redeemed plus accrued but unpaid interest to but not including, the redemption date.

Trade Date:	September 27, 2017

Settlement Date:

October 4, 2017 (T+5)

Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or the next two business days will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade notes on the date of pricing or the next two business days should consult their own advisors.

Use of Proceeds:

EQT expects to use the net proceeds from the sale of the notes, together with cash on hand and borrowings under EQT’s revolving credit facility, to fund the cash consideration payable by us for the Rice Merger, to pay expenses related to the Rice Merger and the other transactions contemplated by the Rice Merger Agreement (including the Rice Refinancings) and for general corporate purposes (which may include redeeming or repaying at maturity all or a portion of EQT’s senior notes and medium term notes due in 2018).

Ratings*:	Baa3/BBB/BBB- (stable/negative/stable) (Moody’s/S&P/Fitch)

CUSIP/ISIN:	26884L AD1 / US26884LAD10

Joint Book-Running Managers:

Citigroup Global Markets Inc.

Deutsche Bank Securities Inc.

Merrill Lynch, Pierce, Fenner & Smith

                      Incorporated

Wells Fargo Securities, LLC

Credit Suisse Securities (USA) LLC

Goldman Sachs & Co. LLC

J.P. Morgan Securities LLC

MUFG Securities Americas Inc.

PNC Capital Markets LLC

RBC Capital Markets, LLC

Senior Co-Managers:	BNP Paribas Securities Corp. Scotia Capital (USA) Inc. U.S. Bancorp Investments, Inc.

Co-Managers:	BNY Mellon Capital Markets, LLC CIBC World Markets Corp. The Huntington Investment Company

*Note:  A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Changes from the Preliminary Prospectus Supplement

EQT Corporation will issue and sell an additional series of notes, the Floating Rate Notes, on the terms described herein. Other information presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the changes described below.

Description of Floating Rate Notes:

The stated maturity of principal for the Floating Rate Notes will be October 1, 2020.

The Floating Rate Notes will bear interest at a floating rate of interest, reset quarterly, from the date of original issuance or from the most recent Interest Payment Date (as defined below) to which interest has been paid or provided for.

The per annum interest rate on the Floating Rate Notes for the period from the issue date to but not including the first Interest Payment Date (as defined below) will be equal to LIBOR on

October 2, 2017, plus 77 basis points (such rate, the “Initial Interest Rate”). Following the initial Interest Period, the per annum interest rate on the Floating Rate Notes for each subsequent Interest Period will be equal to LIBOR as determined on the related LIBOR Determination Date, plus 77 basis points. The interest rate applicable to any day in a given Interest Period will be either the Initial Interest Rate or the interest rate as reset on the immediately preceding Interest Payment Date.

Interest is payable on the Floating Rate Notes quarterly in arrears on January 1, April 1, July 1 and October 1 of each year (each, an “Interest Payment Date”). The initial Interest Payment Date will be January 2, 2018 (the next succeeding business day after January 1, 2018). The amount of interest for each day that the Floating Rate Notes are outstanding (the “Daily Interest Amount”) will be calculated by dividing the interest rate in effect for such day by 360 and multiplying the result by the principal amount of the Floating Rate Notes outstanding on such day. The amount of interest to be paid on the Floating Rate Notes for each Interest Period will be calculated by adding such Daily Interest Amounts for each day in such Interest Period.

If any Interest Payment Date, other than the maturity date of the Floating Rate Notes, falls on a day that is not a Business Day, the Interest Payment Date will be postponed to the next day that is a Business Day. If the maturity date of the Floating Rate Notes falls on a day that is not a Business Day, the payment of interest and principal will be made on the next succeeding Business Day, and no interest on such payment will accrue for the period from and after the maturity date. If any such Interest Payment Date (other than the maturity date) is postponed as described above, the amount of interest for the relevant Interest Period will be adjusted accordingly.

The interest payable on the Floating Rate Notes on any Interest Payment Date will be paid to the person in whose name the Floating Rate Notes are registered at the close of business on December 15, March 15, June 15 and September 15, as the case may be, immediately preceding the applicable Interest Payment Date; however, interest payable at maturity will be paid to the person to whom principal is payable.

All percentages resulting from any of the above calculations will be rounded, if necessary, to the nearest one hundred thousandth of a percentage point, with five one-millionths of a percentage point being rounded upwards (e.g., 9.876545% (or .09876545) being rounded to 9.87655% (or .0987655)) and all dollar amounts used in or resulting from such calculations will be rounded to the nearest cent (with one-half cent being rounded upwards).

Notwithstanding the foregoing, the interest rate on a series of Floating Rate Notes will in no event be higher than the maximum rate permitted by New York law as the same may be modified by United States law of general application. In addition, the interest rate on the Floating Rate Notes will in no event be lower than zero.

The Trustee initially will act as the Calculation Agent in respect of the Floating Rate Notes. EQT may change the Calculation Agent without prior notice to or consent of the holders of the Floating Rate Notes. Any agreement between EQT and any calculation agent may provide that no amendment to the provisions of the Floating Rate Notes or the indenture relating to the duties or obligations of such calculation agent may become effective as against such calculation agent without the prior written consent of such calculation agent. The Calculation Agent will, upon the written request of any holder of Floating Rate Notes, provide the interest rate then in effect with respect to the Floating Rate Notes. All calculations made by the Calculation Agent in the absence of manifest error will be conclusive for all purposes and binding on EQT and the holders of the Floating Rate Notes.

Set forth below is a summary of certain of the defined terms used for purposes of determining the interest rate payable on the Floating Rate Notes.

“Designated LIBOR Page” shall be Bloomberg L.P. page “BBAM” or such other page as may replace Bloomberg L.P. page “BBAM” on that service or any successor service for the purpose of displaying London interbank offered rates for U.S. dollar deposits of major banks.

“Interest Period” means the period from, and including, an Interest Payment Date to, but excluding, the next succeeding Interest Payment Date, except for the initial Interest Period, which will be the period from, and including, the original issue date of the Floating Rate Notes to, but excluding, the Interest Payment Date occurring on January 2, 2018 (the next succeeding business day after January 1, 2018).

“LIBOR” means, with respect to an Interest Period, the rate (expressed as a percentage per annum) for deposits in U.S. dollars for a three-month period beginning on the second London Banking Day after the applicable LIBOR Determination Date that appears on the Designated LIBOR Page as of 11:00 a.m., London time, on such LIBOR Determination Date. If the Designated LIBOR Page does not include such a rate or is unavailable on a LIBOR Determination Date, the Calculation Agent will request the principal London office of each of four major banks in the London interbank market, as selected by EQT, to provide such bank’s offered quotation (expressed as a percentage per annum), as of approximately 11:00 a.m., London time, on such LIBOR Determination Date, to prime banks in the London interbank market for deposits in a Representative Amount of U.S. dollars for a three-month period beginning on the second London Banking Day after such LIBOR Determination Date. If at least two such offered quotations are so provided, the LIBOR rate for the Interest Period will be the arithmetic mean of such quotations. If fewer than two such quotations are so provided, the Calculation Agent will request each of three major banks in New York City, as selected by EQT, to provide such bank’s rate (expressed as a percentage per annum), as of approximately 11:00 a.m., New York City time, on such LIBOR Determination Date, for loans in a Representative Amount in U.S. dollars to leading European banks for a three-month period beginning on the second London Banking Day after such LIBOR Determination Date. If at least two such rates are so provided, the LIBOR rate for the Interest Period will be the arithmetic mean of such rates. If fewer than two such rates are so provided, then the LIBOR rate for the Interest Period will be the rate in effect with respect to the immediately preceding Interest Period.

“LIBOR Determination Date” means, with respect to an Interest Period, the London Banking Day that is two London Banking Days prior to the first day of such Interest Period.

“London Banking Day” is any day on which dealings in U.S. dollars are transacted or, with respect to any future date, are expected to be transacted in the London interbank market.

“Representative Amount” means a principal amount of not less than $1,000,000 for a single transaction in the relevant market at the relevant time.

In addition to the risk factors set forth in the Preliminary Prospectus Supplement, the following risk factors relate to the Floating Rate Notes:

The amount of interest payable on the Floating Rate Notes is set only once per Interest Period based on the three-month U.S. dollar LIBOR on the applicable LIBOR Determination Date, which rate may fluctuate substantially.

In the past, the level of the three-month U.S. dollar LIBOR has experienced significant fluctuations. You should note that historical levels, fluctuations and trends of the three-month U.S. dollar LIBOR are not necessarily indicative of future levels. Any historical upward or downward trend in the three-month U.S. dollar LIBOR is not an indication that the three-month U.S. dollar LIBOR is more or less likely to increase or decrease at any time, and you should not take the historical levels of the three-month U.S. dollar LIBOR as an indication of its future performance. You should further note that although the actual three-month U.S. dollar LIBOR on an interest payment date or at other times during an Interest Period (as defined herein) may be higher than the three-month U.S. dollar LIBOR on the applicable LIBOR Determination Date, you will not benefit from the three-month U.S. dollar LIBOR at any time other than on the LIBOR Determination Date for such period. As a result, changes in the three-month U.S. dollar LIBOR may not result in a comparable change in the market value of the Floating Rate Notes.

Uncertainty relating to the LIBOR calculation process and potential phasing out of LIBOR after 2021 may adversely affect the value of the Floating Rate Notes.

Regulators and law enforcement agencies in the United Kingdom and elsewhere are conducting civil and criminal investigations into whether the banks that contribute to the British Bankers’ Association (the BBA) in connection with the calculation of daily LIBOR may have been under-reporting or otherwise manipulating or attempting to manipulate LIBOR. A number of BBA member banks have entered into settlements with their regulators and law enforcement agencies with respect to this alleged manipulation of LIBOR.

Actions by the BBA, regulators or law enforcement agencies may result in changes to the manner in which LIBOR is determined or the establishment of alternative reference rates. For example, on July 27, 2017, the U.K. Financial Conduct Authority announced that it intends to stop persuading or compelling banks to submit LIBOR rates after 2021. At this time, it is not possible to predict the effect of any such changes, any establishment of alternative reference rates or any other reforms to LIBOR that may be enacted in the United Kingdom or elsewhere. Uncertainty as to the nature of such potential changes, alternative reference rates or other reforms may adversely affect the trading market for LIBOR-based securities, including the Floating Rate Notes.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. at 1-800-831-9146 or by calling Deutsche Bank Securities Inc. at 1-800-503-4611 or by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322 or by calling Wells Fargo Securities, LLC at 1-800-645-3751.